CORRECTION - Brookfield Canada Office Properties Reports First Quarter 2016 Results

TORONTO, ON--(Marketwired - April 25, 2016) - In the news release, "Brookfield Canada Office Properties Reports First Quarter 2016 Results" issued earlier today by Brookfield Canada Office Properties (TSX: BOX.UN) (NYSE: BOXC), we are advised by the company that Same-store commercial property net operating income for the three months ended March 31, 2016 was $58.3 million as opposed to $58.4 million which was the figure mentioned in the first quarter of 2016 earnings release and that Same-store commercial property net operating income for the same period in 2015 was $58.0 million as opposed to $60.2 million which was the figure mentioned in the first quarter of 2016 earnings release. Below is the release up to and including this paragraph; the complete corrected release can be found here.

Brookfield Canada Office Properties Reports First Quarter 2016 Results

All dollar references are in Canadian dollars unless noted otherwise.

TORONTO, ON -- Apr 25, 2016 -- Brookfield Canada Office Properties (TSX: BOX.UN) (NYSE: BOXC) (the "Trust"), a Canadian REIT (Real Estate Investment Trust), today announced that funds from operations ("FFO") for the three months ended March 31, 2016 was $39.0 million or $0.42 per unit, compared to $37.1 million or $0.40 per unit during the same period in 2015. Adjusted funds from operations ("AFFO") was $31.6 million or $0.34 per unit for the three months ended March 31, 2016, compared with $28.5 million or $0.31 per unit during the same period in 2015.

Net income for the three months ended March 31, 2016 was $11.0 million or $0.12 per unit, compared to $58.7 million or $0.63 per unit during the same period in 2015. Included in net income for the three months ended March 31, 2016 was a fair value loss of $27.6 million, compared to a fair value gain of $22.1 million during the same period in 2015. The current IFRS value is $33.89 per unit, compared with $35.72 per unit at the end of 2015.

Commercial property net operating income for the three months ended March 31, 2016 was $68.7 million, compared with $63.8 million during the same period in 2015. Same-store commercial property net operating income for the three months ended March 31, 2016 was $58.3 million, compared with $58.0 million during the same period in 2015.

Contact:
Sherif El-Azzazi
Manager, Investor Relations & Communications
Tel: (416) 359-8593
Email: sherif.elazzazi@brookfield.com